Exhibit 10.5

             June 12, 2017

ADVANCE MAGAZINE PUBLISHERS INC.

and

CN COMMERCE LTD

and

FARFETCH UK LIMITED

and

FARFETCH.COM LIMITED

ASSET PURCHASE AGREEMENT

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44.20.7710.1000

www.lw.com

SCHEDULE 2	31

COMPLETION OBLIGATIONS

SCHEDULE 3	33

WARRANTIES

SCHEDULE 4	39

LIMITATIONS ON VENDORS’ LIABILITY

SCHEDULE 5	42

[NOT USED]

SCHEDULE 6	43

STOCK

SCHEDULE 7	44

INTELLECTUAL PROPERTY

THIS AGREEMENT is made on 12 June 2017

BETWEEN

(1)	ADVANCE MAGAZINE PUBLISHERS INC., a company incorporated and registered in the State of New York, USA, with Employer Identification Number 13-3479374 and an office address at 1 World Trade Center, New York, NY 10007 USA (“AMPI”);

(2)	CN COMMERCE LTD, a company incorporated in England and Wales with registered number 9175967 and having its registered office at 128 Albert Street, London, United Kingdom, NW1 7NE (“CN Commerce”);

(3)	FARFETCH UK LIMITED, a company incorporated in England and Wales with registered number 6400760 and having its registered office at The Bower, 211 Old Street, London, England, EC1V 9NR (the “Purchaser”); and

(4)	FARFETCH.COM LIMITED, a company incorporated in the Isle of Man with registered number 000657V and having its registered office at Grosvenor House 66-67 Athol Street, Douglas, Isle Of Man, IM1 1JE (“Farfetch.com”).

WHEREAS

(A)	CN Commerce intends for the Business to cease taking customer orders on or prior to completion and terminate (or procure termination of) the operations of the Business as soon as reasonably practicable after Completion and after the fulfilment of customer orders placed prior to Completion.

(B)	The Vendors wish to sell (or procure the sale of) and the Purchaser wishes to acquire the Assets subject to the terms of this Agreement.

IT IS AGREED THAT

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires:

“Affiliate” means, in relation to a body corporate, any subsidiary or holding company of such body corporate, and any subsidiary of any such holding company, in each case from time to time;

“Agreed Form” means, in relation to a document, the form of that document initialled by or on behalf of each of the parties for identification;

“Assets” has the meaning given in Clause 2;

“Authority” means any competent governmental, administrative, supervisory, regulatory, judicial, determinative, disciplinary, enforcement or tax raising body, authority, agency, board, department, court or tribunal of any jurisdiction and whether supranational, national, regional or local;

“Business” means the luxury e-commerce business of “Style.com”, as carried on by CN Commerce and certain of its Affiliates;

“Business Day” means a day (other than a Saturday or Sunday) on which banks in the City of London are open for ordinary banking business;

“Claim” means any claim by the Purchaser for breach of any of the Warranties;

“Collaboration Agreement” means the collaboration services agreement in the Agreed Form to be entered into between the Company, the Purchaser and AMPI;

“Completion” means completion of the sale and purchase of the Assets in accordance with Clause 6;

“Completion Date” means the date on which Completion takes place;

“Conditions” means the conditions set out in Clause 4.1;

“Confidential Information” has the meaning given in Clause 18.1;

“Consideration” has the meaning given in Clause 3.1;

“Consideration Shares” has the meaning given in Clause 3.2;

“Customer Information” means all information held by CN Commerce about customers of the Business or users who signed up for newsletters of, or pursuant to marketing efforts of, the Business, including, where possible, transactional data (including order value), email addresses and contact telephone numbers of such customers or users, and including the information about such customers and users disclosed in the Data Room, provided such information is held in connection with the Business and not with that of any other business carried out by the Vendor Group;

“Customer Personal Data” means all Personal Data comprised in the Customer Information;

“Data Protection Laws” means all applicable laws, regulations, guidelines and codes of practice issued by governmental authorities having applicable jurisdiction and relating to data protection, use of electronic data and privacy matters, including the Data Protection Act 1998 (“DPA”), the Privacy and Electronic Communications (EC Directive) Regulations 2003 (as amended) (“PECR”), Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (repealing the DPA and its implementing Directive 95/46/EC) (once it becomes applicable) (“GDPR”), Regulation (EU) 2017/003 of the European Parliament and of the Council concerning the respect for private life and the protection of personal data in electronic communications (repealing PECR and its implementing legislation Directive 2002/58/EC) (once it becomes applicable) and any relevant analogous legislation or requirements in other jurisdictions, and the terms “Data Controller”, “Data Processor”, “Data Subject”, “Personal Data”, “process” and “processing” have the meanings given to them in the DPA or, once it becomes applicable, the GDPR.

“Disclosure Documents” means the bundle of documents annexed to the Disclosure Letter and listed in Annex A thereto;

“Disclosure Letter” means the disclosure letter dated the date hereof, written and delivered by or on behalf of the Vendors to the Purchaser immediately before the signing of this Agreement, including the Disclosure Documents;

“Editorial Material” means:

(a)	(i) articles, photographs, images and other editorial material and content exclusively used in the Business or acquired or developed for exclusive use in the Business and (ii) photos, videos, writing and other content posted or displayed on the user accounts listed in the definition of Social Media Accounts and exclusively used in the Business; provided the foregoing shall only include any such material or content owned or licensed by the Vendor Group and shall exclude any such material licensed from a third-party under a contract of the Vendor Group which is not exclusively used in the Business; and

(b)	all other photos, videos, writing and other content posted or displayed on the user accounts listed in the definition of Social Media Accounts not covered by subclause (a) above, provided that any rights in and to such content included in the Transferring Intellectual Property shall be limited solely to the extent of CN Commerce’s rights in and to such content with respect to their use on the user accounts listed in the definition of Social Media Accounts;

“Employees” means the individuals employed by the Vendors or any member of the Vendor Group who are exclusively or predominantly engaged in the Business immediately prior to Completion;

“Encumbrance” means any interest or equity of any person (including any right to acquire, option or right of pre-emption), any mortgage, charge, pledge, lien, assignment, hypothecation, security interest (including any created by Law), title retention or other security agreement or arrangement;

“Exchange Rate” means with respect to a particular currency for a particular day, the closing mid-point spot rate of exchange for that currency into dollars on such date as published in the London edition of the Financial Times first published thereafter or, where no such rate is published in respect of that currency for such date, at the rate quoted by HSBC Bank plc as at the close of business in London as at such date;

“Excluded Contracts” means all:

(a)	employment contracts;

(b)	oral contracts;

(c)	contracts which involve expenditure by, or revenue to, the Vendor Group of less than $20,000 unless otherwise material to the Business; and

(d)	contracts relating to Editorial Material;

“Exit PoAs” means the deeds of undertaking and power of attorney in the Agreed Form to be entered into between Farfetch.com and each of the Vendors;

“Hired Employee” has the meaning set out in Clause 15.5;

“Indemnity Employees” has the meaning set out in Clause 15.6;

“Intellectual Property” means all rights in patents, utility models, trade marks, service marks, logos, getup, trade names, internet domain names, copyright (including rights in computer software), design rights, moral rights, database rights, topography rights, plant variety rights, confidential information and confidential knowledge (including know how, inventions, secret formulae and processes, market information, and lists of customers and suppliers), and rights protecting goodwill and reputation, in all cases whether registered or unregistered, all other forms of protection having a similar nature or effect anywhere in the world to any of the foregoing and all applications for or registrations of any of the foregoing rights;

“IP Assignments” means the intellectual property assignment agreements in the Agreed Form between the Purchaser and each of owners of the Transferring Intellectual Property, pursuant to which all the Transferring Intellectual Property shall be assigned to the Purchaser with effect from Completion;

“Italy Domain” means the style.it internet domain name and any right to the registration of such domain name;

“Laws” means all applicable legislation, statutes, directives, regulations, judgments, decisions, decrees, orders, instruments, by-laws, and other legislative measures or decisions having the force of law, treaties, conventions and other agreements between states, or between states and the European Union or other supranational bodies, rules of common law, customary law and equity and all civil or other codes and all other laws of, or having effect in, any jurisdiction from time to time;

“Losses” means all costs, losses, liabilities, damages, claims, demands, proceedings, expenses, penalties and reasonable legal and other professional fees, including any direct or indirect consequential losses, loss of profit and loss of reputation;

“Material Adverse Effect” means any change, event, occurrence or circumstance that, individually or in the aggregate with all other changes, events occurrences and circumstances, results in, or could reasonably be expected to result in, a material adverse effect on the Assets taken as a whole, or on the ability of the Vendors to perform their obligations hereunder or to consummate the transactions contemplated hereby; provided, however, that in determining whether there has been a Material Adverse Effect, any adverse change, effect, event, occurrence or state of facts, circumstances or conditions resulting from or attributable or relating to an Excluded Matter shall be disregarded and no Excluded Matter shall be deemed, either alone or in combination, to constitute a Material Adverse Effect. “Excluded Matter” means any one or more of the following: (a) the effect of any change in the United States, United Kingdom or foreign economies or securities or financial markets; (b) the effect of any change that generally affects any industry in which the Business operates to the extent that such effect does not disproportionately affect the Vendors; (c) the effect of any action taken by the Purchaser Group or any action taken by the Vendor Group at the written request of Purchaser or its Affiliates or as required by this Agreement; (d) the effect of any changes after the date of this Agreement in applicable Laws or accounting rules not uniquely relating to the Vendor Group; or (d) the indirect or consequential effect of any outbreak of hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date of this Agreement;

“Ordinary Shares” means the ordinary shares in the capital of Farfetch.com having par value of £0.10 each and having the rights and privileges set out in Farfetch.com’s constitutional documents;

“Pension Scheme” means any pension scheme of whatever nature;

“Personal Data” has the meaning given to it in the DPA or, once it becomes applicable, the GDPR;

“Pre-Order Stock” means (a) stock-in-trade intended for use in the Business and deliverable to the Vendor Group after Completion which the Vendor Group has prepaid in full as of Completion, and (b) stock-in-trade intended for use in the Business and deliverable to the Vendor Group after Completion which the Vendor Group has placed an order for as of the Completion;

“Purchaser Group” means the Purchaser and each of its Affiliates;

“Purchaser’s Bank Account” means the sterling bank account at Citibank NA London with account name Farfetch UK Limited, account number ########, sort code ##-##-##, SWIFT code ######## and IBAN ###################### (or such other account as the Purchaser shall notify to the Vendors at least five Business Days before the relevant due date for payment);

“Purchaser’s Solicitors” means Latham & Watkins (London) LLP of 99 Bishopsgate, London EC2M 3XF;

“Records” means the Transferring Databases and all data, records, materials and databases, in any form or medium (including, paper, electronically stored data, magnetic media, microfiche, film and microfilm), of the Vendors and any Relevant Affiliate, which relate exclusively to the Assets; provided that the Records shall not include the VAT Records or any other records in relation to Tax save to the extent that the Vendors are required by law to provide such Records to the Purchaser;

“Redundancy Process” has the meaning set out in Clause 15.2;

“Relevant Affiliate” means an Affiliate of a Vendor which is or has been involved in the Business;

“Representatives” means, in relation to a party, its Affiliates and their respective directors, officers, employees, agents, consultants and advisers;

“Social Media Accounts” means login credentials and such rights as are commonly enjoyed by a holder of a social media account in relation to the following user accounts:

(a)	https://www.instagram.com/styledotcom/;

(b)	https://www.facebook.com/styledotcom/;

(c)	https://twitter.com/StyleDotCom;

(d)	https://www.snapchat.com/add/styledotcom;

(e)	https://uk.pinterest.com/styledotcom/; and

(f)	https://www.youtube.com/user/style;

“Stock” means all stock-in-trade of the Vendor Group held for use in the Business which has been fully paid for by a member of the Vendor Group as of Completion; provided that Stock shall exclude (i) any item which the Vendor Group has sold to a customer prior to Completion in the ordinary course of business on normal arm’s length terms but not yet fulfilled as of Completion, and (ii) any item manufactured by a brand which does not allow any member of the Purchaser Group to sell such brand’s merchandise. Stock-in-trade of the Vendor Group held for use in the Business which has been fully paid for by the Vendor Group as of April 30, 2017 consists of the items set forth on Schedule 6;

“Tax” means:

(a)	all forms of tax, levy, impost, contribution, duty, liability and charge in the nature of taxation and all related withholdings or deductions of any nature (including, for the avoidance of doubt, PAYE and National Insurance contribution liabilities in the United Kingdom and corresponding obligations elsewhere); and

(b)	all related fines, penalties, charges and interest,

imposed or collected by a Tax Authority whether directly or primarily chargeable against, recoverable from or attributable to any person (and “Taxes” and “Taxation” shall be construed accordingly);

“Tax Authority” means a taxing or other governmental (local or central), state or municipal authority (whether within or outside the United Kingdom) competent to impose a liability for or to collect Tax;

“Transaction” means the transactions contemplated by this Agreement and/or the other Transaction Documents or any part thereof;

“Transaction Documents” means this Agreement, the Disclosure Letter, the Collaboration Agreement, the Warrant Instrument, the IP Assignments and the Exit PoAs;

“Transferring Databases” means those databases comprising the Customer Information;

“Transferring Intellectual Property” means all Intellectual Property in:

(a)	the marks and trade marks listed in listed in Schedule 7 and all other marks, trade marks, service marks, trade names, logos, symbols, or other brand identifiers used exclusively in the Business and owned by the Vendor Group;

(b)	the internet domain names and any right to the registration of such domain names listed on Schedule 7 and any other internet domain name that is comprised of “www.style.” and a domain name suffix (including all ccTLD and gTLD suffixes) owned by the Vendor Group and any right to the registration of such domain names;

(c)	the Transferring Databases;

(d)	the Editorial Material; and

(e)	Social Media Accounts,

and all applications for or registrations of any of the foregoing rights;

“TUPE Regulations” means the Transfer of Undertakings (Protection of Employment) Regulations 2006;

“Valuation Event” means, in respect of Ordinary Shares, a Sale (as defined in Farfetch.com’s articles of association), Equity Raise (as defined in the Warrant Instrument) or independent valuation;

“VAT” means value added tax or any similar Tax, whether chargeable in the United Kingdom or elsewhere;

“VATA 1994” means the Value Added Tax Act 1994;

“VAT Records” means such records relating to the Business as are required to be preserved after Completion pursuant to the provisions of paragraph 6 Schedule 11 VATA 1994;

“Vendor Group” means the Vendors and each of their respective Affiliates;

“Vendors” means AMPI and CN Commerce, and “Vendor” shall mean any of them;

“Vendors’ Bank Account” means the bank account at JPMorgan Chase Bank with account name Advance Magazine Publishers Inc., account number ###-######, SWIFT code ########, routing number ######### (or such other account as AMPI shall notify to the Purchaser at least five Business Days before the relevant due date for payment);

“Warrant Instrument” means the warrant instrument in the Agreed Form to be executed by Farfetch.com on Completion in connection with the Collaboration Agreement;

“Warranties” means the representations and warranties set out in Clause 8 and Schedule 3; and

“Working Hours” means 9:30 am to 5:30 pm on a Business Day.

1.2	In this Agreement, unless the context otherwise requires:

(a)	“holding company” and “subsidiary” mean “holding company” and “subsidiary” respectively as defined in section 1159 of the Companies Act 2006 and “subsidiary undertaking” means “subsidiary undertaking” as defined in section 1162 of the Companies Act 2006;

(b)	every reference to a particular Law shall be construed also as a reference to all other Laws made under the Law referred to and to all such Laws as amended, re-enacted, consolidated or replaced or as their application or interpretation is affected by other Laws from time to time and whether before or after Completion provided that, as between the parties, no such amendment or modification shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party;

(c)	the expression “so far as the Vendors are aware” and any similar expression are deemed to mean the actual knowledge of the Vendors, having made reasonable enquiries of Bradley Stoutenburgh, Matthew Starker, Franck Zayan, Ijaz Akram and Olivier Germany;

(d)	references to clauses and schedules are references to Clauses of and Schedules to this Agreement, references to paragraphs are references to paragraphs of the Schedule in which the reference appears and references to this Agreement include the Schedules;

(e)	references to the singular shall include the plural and vice versa and references to one gender include any other gender;

(f)	references to a “party” means a party to this Agreement and includes its successors in title, personal representatives and permitted assigns;

(g)	references to a “person” includes any individual, partnership, body corporate, corporation sole or aggregate, state or agency of a state, and any unincorporated association or organisation, in each case whether or not having separate legal personality;

(h)	references to a “company” includes any company, corporation or other body corporate wherever and however incorporated or established;

(i)	references to “sterling”, “pounds sterling” or “£” are references to the lawful currency from time to time of the United Kingdom;

(j)	references to “dollars” or “$” are references to the lawful currency from time to time of the United States of America;

(k)	for the purposes of applying a reference to a monetary sum expressed in dollars, an amount in a different currency shall be deemed to be an amount in sterling translated at the Exchange Rate at the relevant date;

(l)	references to times of the day are to London time unless otherwise stated;

(m)	references to writing shall include any modes of reproducing words in a legible and non-transitory form;

(n)	references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term;

(o)	words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things; and

(p)	general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation.

1.3	The headings and sub-headings in this Agreement are inserted for convenience only and shall not affect the construction of this Agreement.

1.4	Each of the schedules to this Agreement shall form part of this Agreement.

1.5	References to this Agreement include this Agreement as amended or varied in accordance with its terms.

1.6	All warranties, representations, indemnities, covenants, agreements and obligations given or entered into by a Vendor under this Agreement are given or entered into jointly and severally with the other Vendor.

2.	SALE OF ASSETS

On the terms set out in this Agreement and subject to Clause 14.1, the Vendors shall sell, or procure the sale by their Affiliates of, and the Purchaser shall purchase the assets listed below (the “Assets”), with effect from Completion (except for the Italy Domain, which sale and purchase shall be with effect on the 30th day following Completion), with full title guarantee, free from all Encumbrances:

(a)	the Stock;

(b)	the Transferring Intellectual Property; and

(c)	the Records.

2.2	The rights being transferred by the Vendors in Editorial Material included in the Assets are limited to the extent of such rights held by the Vendors or their Relevant Affiliates, and are subject to any third party restrictions in respect of such rights to which the relevant Vendor is subject immediately prior to Completion. Nothing in this Agreement shall require a Vendor to acquire or assign to the Purchaser any additional rights in such Editorial Material beyond the rights held by a Vendor immediately prior to Completion or require a Vendor to obtain releases to any third party restrictions in respect of the rights held by any such Vendor immediately prior to Completion.

3.	CONSIDERATION

3.1	The purchase price for the sale of the Assets shall be the sum of $12,500,000 (the “Consideration”).

3.2	The Consideration (for the avoidance of doubt, excluding any amount in respect of any applicable VAT, which shall be payable in accordance with Clause 17) shall be satisfied by the issue at Completion by Farfetch.com to the Vendors of 258,265 Ordinary Shares (the “Consideration Shares”) in aggregate, which Farfetch.com agrees to allot as follows:

(a)	to AMPI, 129,133 Ordinary Shares; and

(b)	to CN Commerce, 129,132 Ordinary Shares,

provided that such allotments of shares shall not constitute any apportionment of the Consideration as between the Assets. The apportionment of Consideration as between the Assets shall be determined by the Purchaser, in its sole discretion, following Completion, which shall be finalized by no later than December 31, 2017. The Purchaser shall give AMPI an opportunity and reasonable time to review and make comments on any apportionment the Purchaser proposes before the Purchaser makes its final determination of such apportionment, provided that the final determination of such apportionment shall be in the Purchaser’s sole discretion.

3.3	The Consideration shall, subject to any further adjustment pursuant to Clause 26.2, be adopted for all Tax reporting purposes.

3.4	The parties agree that the allocation of a specific amount to each of the Assets shall not in any way limit the Purchaser’s remedies or any amount recoverable by the Purchaser in respect of any Asset.

4.	CONDITIONS

4.1	Completion shall be subject to the following Conditions being satisfied (or waived in accordance with Clause 4.7) by the date and time provided in Clause 4.1:

(a)	the Business having ceased to accept customer orders; and

(b)	since the date of this Agreement, there having been no change, event, occurrence or circumstance that has had a Material Adverse Effect,

save, in each case, to the extent that the same is conditional only upon satisfaction or waiver of any of the Conditions in accordance with this Clause 4.

4.2	The parties shall use all their reasonable endeavours (so far as lies within their respective powers), each at their own cost, to procure that the Conditions are satisfied as soon as practicable and in any event no later than:

(a)	13 June 2017; or

(b)	such later time and date as may be agreed in writing by AMPI and the Purchaser,

and shall not, and shall procure that none of their respective Affiliates or Representatives shall take any action that could reasonably be expected to adversely affect the satisfaction of the Conditions.

4.3	Each of the parties shall co-operate fully in all actions necessary to procure the satisfaction of the Conditions.

4.4	If a party becomes aware of anything which may prevent any Condition from being satisfied, it shall promptly notify the other parties.

4.5	Each party shall notify the other parties promptly upon it becoming aware that any of the Conditions have been satisfied.

4.6	If any Conditions is not satisfied (or waived in accordance with Clause 4.7) by the date and time referred to in Clause 4.1, this Agreement shall cease to have effect immediately after that date and time except for the provisions of Clauses 1, 4.6, 18.1, 22, 24 to 32 and any rights or liabilities that have accrued prior to that time.

4.7	The Purchaser and Farfetch.com may, to such extent as they think fit and are entitled to do so, waive any of the Conditions, in whole or in part, by written notice to AMPI.

5.	PRE-COMPLETION OBLIGATIONS

5.1	During the period from the date of this Agreement to Completion, the Vendors shall perform their obligations as set out in Schedule 1.

5.2	Subject to Clause 5.1, the Vendors shall continue to hold the Assets for their own benefit and at their own risk up to Completion.

6.	COMPLETION

6.1	Completion shall take place at the offices of the Purchaser’s Solicitors (or at any other place as agreed in writing by AMPI and the Purchaser) on:

(a)	June 13, 2017; or

(b)	if Completion is deferred in accordance with Clause 6.4, means the date to which it is deferred; or

(c)	any other date agreed in writing by AMPI and the Purchaser.

6.2	At Completion:

(a)	the Vendors shall do or procure the carrying out of all those things listed in paragraph 1 of Schedule 2; and

(b)	the Purchaser shall do or procure the carrying out of all those things listed in paragraph 2 of Schedule 2.

All documents and items delivered and payments made in connection with Completion shall be held by the recipient to the order of the person delivering them until such time as Completion takes place.

6.3	Without prejudice to any other rights and remedies the Purchaser may have, the Purchaser shall not be obliged to complete the sale and purchase of any of the Assets unless the sale and purchase of all of the Assets is completed simultaneously.

6.4	Without prejudice to Clause 19 or any other rights and remedies the Purchaser may have, if a Vendor does not comply with its obligations under Clause 6.2(a) the Purchaser may proceed to Completion as far as practicable (without limiting its rights under this Agreement) or defer Completion to a date being not more than five (5) Business Days following the date on which Completion would otherwise have taken place (so that the provisions of this Clause 6 shall apply to Completion so deferred) provided that such deferral may only occur once.

7.	POST-COMPLETION OBLIGATIONS

7.1	With effect from Completion, each of the Vendors will take all reasonable steps to ensure that the Purchaser obtains the full benefit and enjoyment of the Assets including encouraging counterparties to any transferring contracts to deal with the Purchaser in place of the Vendors and immediately passing or paying to the Purchaser (or as it may direct), all notices, correspondence, orders or enquiries and any other communications and all money relating to the Assets which are received by the Vendor Group on or after the Completion Date.

7.2	For the period of six years from Completion the Vendors shall procure that they and each Relevant Affiliate shall provide the Purchaser during business hours access to (and the right to take copies of) the books and records held by it after Completion to the extent that they relate to the Assets as the Purchaser may require, subject to the provisions of confidentiality and shall keep them in good order and that neither it nor any Relevant Affiliate shall dispose of or destroy any of the same without first giving the Purchaser at least 2 months’ notice of its intention to do so and giving the Purchaser a reasonable opportunity to remove and retain any of them and permit and assist the Purchaser to consult any of its employees, on reasonable notice and during normal business hours at the office at which the relevant employee is employed, for the purpose of obtaining knowledge, know-how or any other information possessed by such employee in relation to the Assets and the Vendors shall ensure that any such employee shall disclose all such information to the Purchaser and, subject to applicable Data Protection Laws, the Vendors shall (at their own cost) maintain in safekeeping, and on request promptly provide the Purchaser with all information in tangible form relating to the Assets which, following Completion remains in the Vendors’ (but not the Purchaser’s) possession.

7.3	If, at any time after Completion (and without limiting the Warranties), the Purchaser notifies AMPI, or any of the Vendors or any Relevant Affiliate becomes aware, that any Transferring Intellectual Property, Customer Information or Records are not in the possession of the Purchaser, but remain in the possession, or under the control, of any Vendor or any Relevant Affiliate, the Vendors shall procure that such Transferring Intellectual Property, or Customer Information or Records are transferred to the Purchaser immediately.

7.4	The Vendors shall use their reasonable endeavours to procure that any Relevant Affiliate leaving the Vendor Group observes, and continues to observe, the requirements of this Clause 7.

7.5	The Vendors shall (at their own expense) provide all necessary assistance as Purchaser may require:

(a)	for the domain names included in the Assets to be transferred to Purchaser, including unlocking the domain names and filing all documents with the relevant registry that are needed to transfer the registrant details and administrative details at the relevant domain name registry to refer to the Purchaser or its nominee; and

(b)	to transfer control and ownership of the Social Media Accounts.

7.6	If any Assets are lost, destroyed or damaged prior to Completion, the Purchaser may require that the insurance monies (if any) recoverable in respect thereof shall be paid to it and the Vendors shall direct the insurance company accordingly, and in such event any such insurance monies received by the Vendors shall be held by it on trust for the Purchaser absolutely.

7.7	The Vendors shall, following Completion, remain solely responsible for satisfying, discharging and performing any liability or obligation (whether accrued, absolute, contingent, known or unknown) for, relating to, or arising in connection with any customer orders taken by the Business, including any returns, customer care and other related matters in connection with products delivered or services performed in connection with the Business and any defects or alleged defects therein and any claims under any express or implied warranties or guarantees in relation thereto.

7.8	Following Completion, the Purchaser may elect to acquire any or all of the Pre-Order Stock by notifying the Vendors which particular items of Pre-Order Stock it desires to acquire. In the event that the Purchaser notifies the Vendors in writing of such election, the Vendors and the Purchaser shall take all reasonable steps to transfer title in such items to the Purchaser or such member of the Purchaser Group as the Purchaser may specify, each at their own cost. The Purchaser shall pay any outstanding cash amount due in respect of Pre-Order Stock it elects to acquire at cost price, but shall not, for the avoidance of doubt, have any liability to any person in respect of down payments or other amounts paid by the Vendor Group or amounts already invoiced to the Vendor Group prior to Completion. The Vendors may request in writing that the Purchaser confirms to the Vendors whether it desires to acquire particular Pre-Order Stock. If the Purchaser does not confirm it desires to acquire such Pre-Order Stock within five (5) Business Days of receiving such request, the relevant Vendor may cancel any purchase order in respect of such Pre-Order Stock or return such Pre-Order Stock to the manufacturer or distributor for refund. The Vendors shall take reasonable steps to ensure that the Purchaser obtains any Pre-Order Stock it elects to acquire but shall not, for the avoidance of doubt, have any obligation to transfer or procure the transfer of any Pre-Order Stock manufactured by a brand which does not allow any member of the Purchaser Group to sell such brand’s merchandise. The parties shall cooperate in good faith to review the Pre-Order Stock within a reasonable period following Completion.

7.9	The Vendors will, within two (2) months from Completion:

(a)	take all reasonable steps to deliver or procure the delivery of all such information and documentation regarding the Editorial Material transferred pursuant to this Agreement, including evidence as to the Vendor Group’s rights in, and any third party restrictions applicable to, such Editorial Material, as is in the possession or control of the Vendor Group; and

(b)	furnish copies of all documentation and information as in in the possession or control of the Vendor Group of, insofar as the Vendors are aware, any terminations, revocations, withdrawals of rights of any licenses underlying Editorial Material; and

(c)	furnish a list of, insofar as Vendors are aware, any lost or missing licenses or rights assignment contracts relating to Editorial Material.

7.10	Following Completion, the Vendors shall by no later than 19 June 2017, at their sole cost, deliver the Stock to such warehouse as the Purchaser may specify within 120 miles of the Vendor’s warehouse where the Stock is located at Completion, provided that the Purchaser shall reimburse 50% of such delivery costs in the event the Purchaser does not elect by December 31, 2017 to acquire at least £2,000,000 of the Pre-Order Stock.

7.11	Following Completion and until the Vendors transfer the Italy Domain to the Purchaser on the day which is thirty (30) days after Completion, the Vendors shall procure that the website on the Italy Domain is operated in a manner consistent with past practice (including maintaining the registration of the Italy Domain). Vendors shall indemnify the Purchaser against all Losses suffered or incurred by the Purchaser arising out of or in connection with the operation by the Vendors of the website on the Italy Domain during the period from Completion until its transfer pursuant to this Clause. Clause 14 shall apply as regards the Italy Domain as though references to “Completion” were references to “completion of the transfer of the Italy Domain” and references to “Business” were references to “operation of the website on the Italy Domain”.

7.12	The Vendors shall, at the Purchaser’s written request:

(a)	for a period of thirty (30) days following Completion, make their trade marks attorney, Eric Gisolfi, available to field questions from the Purchaser’s intellectual property counsel specifically concerning matters that are not able to be answered from reviewing the documentation and records provided to the Purchaser and specifically relating to the trade mark oppositions filed by the Times Newspapers Limited against the EU trade mark application of the stylised form of “STYLE.COM/” (application number 14285019), the UK trade mark application of the stylised form of “STYLE.COM/” (application number 3114529) and the UK trade mark application of STYLEDOTCOM (application number 3191849); and

(b)	pay on demand the Purchaser’s costs incurred in connection with its defence and settlement of such oppositions by Times Newspapers Limited, up to a maximum of £40,000.

7.13	No later than seven days following Completion, the Vendor shall provide to the Purchaser any Customer Information which was not provided to the Purchaser in the Data Room.

8.	WARRANTIES OF THE VENDORS

8.1	The Vendors jointly and severally warrant to the Purchaser as at the date of this Agreement in the terms set out in Schedule 3.

8.2	The Warranties are deemed to be repeated immediately before Completion by reference to the facts and circumstances then existing and any reference made to the date of this Agreement (whether express or implied) in relation to any Warranty shall be construed, in relation to such repetition, as a reference to the Completion Date.

8.3	The Vendors acknowledge that the Purchaser is entering into this Agreement on the basis of and in express reliance on the Warranties.

8.4	Each of the Warranties is separate and independent and, unless otherwise specifically provided, shall not be restricted or limited by reference to any other representation, warranty or term of this Agreement.

8.5	The Warranties are given subject to matters fairly disclosed (with sufficient details to enable the Purchaser to identify the nature and scope of the matter disclosed) in this Agreement or in the Disclosure Letter.

8.6	Any Claim shall be subject to the provisions of Schedule 4 and this Clause 8.

9.	POST-COMPLETION OBLIGATIONS OF THE PURCHASER

9.1	The parties acknowledge and accept that, for the purposes of the Data Protection Laws, upon Completion the Purchaser will become the Data Controller in respect of the Customer Personal Data.

9.2	The Purchaser undertakes that, on and following receipt of the Customer Information on the Completion Date:

(a)	it shall duly observe all its obligations under the Data Protection Laws which arise in connection with the processing of the Customer Personal Data by the Purchaser or by a Data Processor on behalf of the Purchaser;

(b)	it shall respond to any request made by a Data Subject whose Personal Data is Customer Personal Data in accordance with the rights of Data Subjects (as defined in the Data Protection Laws) (“Data Subject Requests”); and

(c)	it shall obtain, and for so long as required by the Data Protection Laws maintain, a notification under the Data Protection Laws appropriate to the performance of its obligations under this Agreement.

9.3	The Vendors will promptly send to the Purchaser any Data Subject Requests they receive after Completion that relate to the processing of Customer Personal Data by the Purchaser.

9.4	In relation to any Data Subject Request or any other complaint or query relating to Customer Personal Data received by the Purchaser from a Data Subject or a regulatory body, the Vendors shall, upon written request from the Purchaser, at their own cost, provide the Purchaser with such information as they may hold (if any) that is relevant to the Data Subject Request, complaint or query so as to assist the Purchaser to comply with, and demonstrate compliance with, the Purchaser’s obligations under applicable Data Protection Laws.

9.5	The Vendors shall, within five Business Days following Completion, send a fair processing notice by email to all persons whose Personal Data is Customer Personal Data (provided that where an email address is not available for a particular customer, the fair processing notice may be sent by post or using any other contact details held):

(a)	informing such persons of the change of ownership of the Assets;

(b)	identifying the Purchaser as the Data Controller in respect of the Customer Personal Data;

(c)	explaining the purposes for which the Purchaser will process the Customer Personal Data; and

(d)	providing the contact details for the Purchaser.

9.6	The parties shall agree and approve in writing the form and content of the fair processing notice referred to in Clause 9.4 prior to Completion, such approval not to be unreasonably withheld or delayed.

9.7	The Purchaser may only process Customer Personal Data for the purposes for which the Customer Personal Data was collected and lawfully processed by the Vendors prior to Completion. If the Purchaser wishes to process Customer Personal Data for any additional purpose, the Purchaser shall do so in accordance with applicable Data Protection Laws including seeking consent of the relevant Data Subjects to such processing if required by applicable Data Protection Laws.

9.8	Subject to Clause 9.10, the Purchaser shall indemnify the Vendors against all Losses suffered or incurred by the Vendors arising out of or in connection with any third party (including customers and regulators) demand, claim or action resulting from any breach of contract, negligence, fraud, wilful misconduct, breach of statutory duty or non-compliance with the data protection obligations set out in this Clause 9 or non-compliance with applicable Data Protection Laws by any member of the Purchaser Group, their employees, agents or sub-contractors in connection with the processing of the Customer Information by the Purchaser Group.

9.9	Subject to Clause 9.10, the Vendors shall indemnify the Purchaser against all Losses suffered or incurred by the Purchaser arising out of or in connection with any third party (including customers and regulators) demand, claim or action resulting from negligence, fraud, wilful misconduct, breach of statutory duty or non-compliance with the data protection obligations set out in this Clause 9 or non-compliance with applicable Data Protection Laws by any member of the Vendor Group, their employees, agents or sub-contractors in relation to the Vendor Group’s processing of the Customer Information.

9.10	Neither party shall be able to claim any Losses under the indemnities in clauses 9.8 and 9.9 to the extent such Losses arise from the terms and distribution of the fair processing notice referred to in Clause 9.5 and agreed between the parties pursuant to Clause 9.6, save that the Purchaser will be able to claim Losses to the extent such Losses arise in relation to the Vendor sending materials to individuals to whom the Vendor does not have the right to market under applicable Data Protection Laws.

10.	WARRANTIES OF THE PURCHASER AND FARFETCH.COM

Each of the Purchaser and Farfetch.com severally (and not jointly or jointly and severally) warrants to the Vendors as at the date of this Agreement that:

(a)	as far as the Purchaser is concerned:

(i)	it is resident, for the purposes of Tax in the country of incorporation; and

(ii)	it is not resident for the purposes of Tax, nor does it have any presence for the purposes of Tax, in any country other than its country of incorporation;

(b)	as far as Farfetch.com is concerned:

(i)	it is resident, for the purposes of Tax in the UK; and

(ii)	it is not resident for the purposes of Tax, nor does it have any presence for the purposes of Tax, in any country other than the UK;

(c)	it is validly incorporated, in existence and duly registered under the Laws of its country of incorporation;

(d)	it has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents to which it is a party in accordance with their terms;

(e)	this Agreement and the other Transaction Documents to which it is a party constitute (or shall constitute when executed) valid, legal and binding obligations on it in accordance with their terms;

(f)	the execution and delivery of this Agreement and the other Transaction Documents to which it is a party by it and the performance of and compliance with their terms and provisions will not conflict with or result in a breach of, or constitute a default under, its constitutional documents, any agreement or instrument to which it is a party or by which it is bound, or any Law, order or judgment that applies to or binds it or any of its property;

(g)	no consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority is required to be obtained, or made, by it to authorise the execution or performance of this Agreement by it; and

(h)	that the Consideration Shares, once issued, will be fully paid up and rank parri passu with the Ordinary Shares in all respects.

11.	[NOT USED]

12.	RESTRICTIONS ON THE VENDORS

12.1	In order to confer upon the Purchaser the full benefit of the Assets, the Vendors undertake with the Purchaser that they shall not and shall procure that no member of the Vendor Group shall, at any time during which Purchaser maintains rights, use:

(a)	the words “Style.com” or “Style.co.uk” in connection with any services similar to the Business; provided that the foregoing shall not restrict use of such words or URLs when referring to the Purchaser’s business or in any editorial use or uses which would be otherwise legally permissible under trade mark fair use Laws; or

(b)	any of the Transferring Intellectual Property (excluding Editorial Material which was used by the Business under a non-exclusive license from the rights holder); provided that the foregoing shall not restrict uses of such Transferring Intellectual Property which would be legally permissible under trade mark or copyright fair use Laws.

12.2	The undertakings in this Clause 12 are intended for the benefit of the Purchaser and apply to actions carried out by the Vendors or any member of the Vendor Group in any capacity and whether directly or indirectly, on the Vendors’ or any member of such Vendor Group’s own behalf, on behalf of any other person or jointly with any other person.

12.3	The Vendors agree that each of the undertakings contained in this Clause 12 is reasonable and shall be construed as separate and independent undertakings. If any such undertaking is held to be void or unenforceable, the validity of the remaining undertakings shall not be affected. If any such undertaking is found to be void or unenforceable but would be valid and enforceable if some part or parts of the undertaking were deleted, such undertaking shall apply with such modification as may be necessary to make it valid and enforceable.

12.4	Without prejudice to Clause 12.3, if any undertaking in this Clause 12 is found by any court or other competent Authority to be void or unenforceable the parties shall negotiate in good faith to replace such void or unenforceable undertaking with a valid provision which, as far as possible, has the same commercial effect as the provision which it replaces.

12.5	The consideration for the undertakings contained in this Clause 12 is included in the Consideration.

13.	LICENCES

With effect from Completion the Vendors shall assign to the Purchaser, or procure the assignment to the Purchaser of, all of the any third party licences underlying the Editorial Material which are capable of assignment without a novation, consent, licence, approval, waiver or the like from a third party (a “Third Party Consent”) and this Agreement shall constitute an assignment of such licences. If any Third Party Consent is required in relation to any such license, then until it is obtained, the assignment of that licence shall not take effect. The Vendors shall have no obligation to obtain or make any efforts to obtain any Third Party Consents with respect to any third party licences underlying the Editorial Material.

14.	LIABILITIES

14.1	Save to the extent expressly set forth herein, nothing in this Agreement or any Transaction Document shall pass to the Purchaser, or shall be construed as acceptance by the Purchaser of any of the following and the Vendors shall pay, satisfy, discharge and perform the same and indemnify and hold the Purchaser harmless against the payment and performance of:

(a)	any liability or obligation of a Vendor or any member of the Vendor Group (whether accrued, absolute, contingent, known or unknown) for, relating to or arising in connection with any of the following:

(i)	anything done or omitted to be done or any act, neglect, default, omission, breach of contract or breach of duty on the part of a Vendor or any member of the Vendor Group on or prior to Completion or referable to the period up to and including Completion in connection with the Business;

(ii)	all trade debts and accrued charges owing by the Vendors to the trade creditors of the Vendors or otherwise in connection with the Business;

(iii)	any product delivered or any service performed by a Vendor or any member of the Vendor Group on or prior to Completion in connection with the Business or any defects or alleged defects therein or any claim under any express or implied warranty or guarantee in relation thereto;

(iv)	the obligations of the Vendors under this Agreement;

(v)	any current or former Employees, directors or officers of the Vendor Group, in so far as such liability has accrued prior to Completion or is covered by the indemnities in Clauses 15.3 and 15.7;

(vi)	any National Insurance, PAYE, VAT or other Taxes for which any member of the Vendor Group is liable which is attributable to the Business, the Assets or the Employees relating to the period up to Completion whether or not then due;

(vii)	any sum payable as a result of or in relation to Completion or the Transaction or the sale and purchase recorded by this Agreement, including any transaction bonuses payable to any current or former Employee, director, or officer; or

(viii)	all bank and other overdrafts and loans owing by the Vendor Group; or

(b)	any other liability or obligation of the Vendors or any member of the Vendor Group (whether accrued, absolute, contingent, known or unknown).

14.2	All profits and receipts of the Business relating to services rendered or products sold and invoiced by the Business prior to Completion and all income accruing in respect of any of the Assets prior to Completion shall belong to the Vendors.

14.3	The Vendors shall not be liable to the Purchaser in respect of any liability or obligation under Clause 14.1:

(a)	to the extent that the Purchaser actually recovers an amount in respect of such liability or obligation from any other party (provided that the Purchaser shall not be obliged to seek any recover from any other party); or

(b)	with respect to any Tax imposed on the Purchaser by reference to the net income received or receivable by the Purchaser.

15.	EMPLOYEES

15.1	The parties agree and understand that the sale and purchase of the Assets under this Agreement is not a transfer of an undertaking or service provision change and accordingly that the TUPE Regulations do not apply.

15.2	The Vendors shall, as soon as possible following Completion, commence a collective redundancy consultation for the purposes of section 188 of the Trade Union and Labour Relations (Consolidation) Act 1992 with the Employees on the basis that the Business will cease to operate (the “Redundancy Process”). The Vendors and the Purchaser shall not and shall use reasonable endeavours to procure that their respective Affiliates and, in the case of Vendors, Franck Zayan, Olivier Germany or Prenisha Harry and, in the case of the Purchaser, Imer Cakiroglu, Jessica Coelho, Holly Sage and Stephanie Phair shall not:

(a)	inform, notify, intentionally suggest or confirm to any employee of the Vendor Group (including any Employee) that the TUPE Regulations do or might apply to that individual or to the sale and purchase of the Assets under this Agreement; or

(b)	except with the prior consent of the other, discuss or provide details of any vacancies at any member of the Purchaser Group with any employee of the Vendor Group (including any Employee) (and for the avoidance of doubt the Purchaser placing a public advert shall not constitute providing details of vacancies).

15.3	Subject to Clauses 15.5 and 15.6 below, the Vendors shall on demand by the Purchaser indemnify and fully reimburse the Purchaser and any member of the Purchaser Group from and against all or any direct or indirect actions, proceedings, claims, demands, reasonable costs, Losses, expenses (including reasonable legal expenses), damages, liabilities and penalties whatsoever, whether arising before, on or after the Completion Date, incurred, suffered or paid by the Purchaser or any member of the Purchaser Group where the cause of such claim arises out of or in connection with:

(a)	the employment of any person (including any Employee) by a member of the Vendor Group or the termination of any such person’s employment by a member of the Vendor Group, before, on or after the Completion Date (including any claim that a Redundancy Process was not followed correctly);

(b)	the employment, or termination of employment of, or other obligations to an employee (including any Employee) or former employee of the Vendor Group or of any of its service providers (but excluding a Hired Employee and/or an Indemnity Employee) whose employment rights or contract of employment is claimed, or is deemed, to have effect on or after the Completion Date as if originally made between the Purchaser or any member of the Purchaser Group and that individual provided always that:

(i)	the Purchaser or the relevant member of the Purchaser’s Group shall be entitled but not obliged to terminate that individual’s employment, and any such termination shall not be discriminatory or in response to a protected disclosure and shall be stated to be without prejudice to the contention that the TUPE Regulations did not apply to transfer their employment and shall be carried out as soon as reasonably practicable and in any event on or before the date that falls 30 days (or such longer period as may be required by law) after the Purchaser or any member of the Purchaser Group becoming aware that such person has claimed or is deemed to have transferred to it;

(ii)	this indemnity shall not apply to the employment costs of any individual to the extent that the Purchaser or any member of the Purchaser Group obtains the benefit of the provision of services by the individual concerned (and for the avoidance of doubt the Purchaser or the relevant member of the Purchaser Group may require the individual not to provide services during any period after the claimed or deemed transfer in which case this indemnity shall apply to any claim by the individual in respect of employment costs for such period); and

(iii)	if the Purchaser or any member of the Purchaser Group does not terminate the employment of any such person in accordance with sub-Clause 15.3(b)(i) above any such person shall be treated for all purposes as if (s)he was an Indemnity Employee;

(c)	any breach by any member of the Vendor Group or any member of the Purchaser Group of its obligations under the TUPE Regulations;

(d)	any act or omission which, by virtue of the TUPE Regulations, is deemed to be an act or omission of any member of the Purchaser Group; or

(e)	any obligations or liabilities under any Pension Scheme in respect of the pension rights of any Employee.

15.4	If the Purchaser notifies AMPI that it wishes to enter into discussions with any Employee with a view to employing that individual, the Vendors shall use reasonable endeavours to facilitate those discussions. Should the Purchaser decide to make an offer of employment to that Employee, the relevant Vendor shall release the Employee from any restrictive covenants in that Employee’s contract of employment which would otherwise prevent the Employee from taking up employment with the Purchaser.

15.5	If the Purchaser or any member of the Purchaser Group approaches, solicits, interviews, contacts or has any dealings with any employee (including any Employee) or former employee of the Vendor Group or of any of its service providers, either directly or indirectly (including, for the avoidance of doubt, via any recruitment consultant and/or pursuant to Clause 15.4 above) and employs or makes a verbal or written offer to employ that individual within six months after Completion (a “Hired Employee”), the Vendors shall be released from the indemnity at Clause 15.3 above in respect of such Hired Employee and the Purchaser shall on demand by AMPI indemnify and fully reimburse the Vendors and any member of the Vendor Group from and against all or any direct or indirect actions, proceedings, claims, demands, reasonable costs, Losses, expenses (including reasonable legal expenses), damages, liabilities and penalties whatsoever incurred, suffered or paid by the Vendors or any member of the Vendor Group where the cause of such claim arises out of or in connection with (i) any act or omission by or on behalf of any member of the Purchaser Group, or (ii) the employment, or termination of employment of, or other obligations to that Hired Employee while the Hired Employee is employed by the Purchaser or any member of the Purchaser Group.

15.6

If, within the period of six months after Completion, the Purchaser or any member of the Purchaser Group employs, approaches, solicits, interviews, contacts or has any dealings with (and for the purposes of this Clause 15.6, publishing public advertisements for its vacancies, providing any member of the Vendor Group with a list of its vacancies, discussing suitability of relevant employees for the vacancies with Franck Zayan, Olivier Germany or Prenisha Harry (or otherwise with the prior consent of AMPI) or reviewing any applications received in response to public advertisements for vacancies shall not constitute an approach, solicitation, interview, contact or dealings) either (i) more than 26 of the Employees or (ii) more than 30% of the Employees in any department or division of any member of the Vendor Group (provided always that this indemnity shall not apply unless the Purchaser or any member of the Purchaser Group employs, approaches, solicits, interviews, contacts or has any dealings with at least two employees in any such department or division), the Vendors shall be released from the indemnity at Clause 15.3 above in respect of, where (i) applies, all Employees and, where (ii) applies, all Employees of the Vendor Group who are employed in the relevant department or division (in each case the “Indemnity Employees”) and the Purchaser shall on demand by AMPI indemnify and fully reimburse the Vendors and any member of the Vendor Group from and against all or any direct or indirect actions, proceedings, claims, demands, reasonable costs, Losses, expenses (including reasonable legal expenses), damages, liabilities and penalties whatsoever, whether arising before, on or after the Completion Date, incurred, suffered or paid by the Vendors or any member of the Vendor Group where the cause of such claim arises out of or in connection with:

(a)	subject to Clause 15.7, the employment, or termination of employment of, or other obligations to any Indemnity Employee, where the Indemnity Employee’s employment rights or contract of employment is claimed, or is deemed, to have effect on or after the Completion Date as if originally made between the Purchaser or any member of the Purchaser Group and that individual;

(b)	the termination of employment by any Indemnity Employee in circumstances where regulation 4(9) of the TUPE Regulations apply or are claimed to apply;

(c)	any breach by any member of the Vendor Group or any member of the Purchaser Group of its obligations under the TUPE Regulations in respect of the Indemnity Employees; or

(d)	any act or omission by or on behalf of any member of the Purchaser Group.

15.7	The Vendors shall on demand by the Purchaser indemnify and fully reimburse the Purchaser and any member of the Purchaser Group from and against all or any direct or indirect actions, proceedings, claims, demands, reasonable costs, Losses, expenses (including reasonable legal expenses), damages, liabilities and penalties whatsoever, whether arising before, on or after the Completion Date, incurred, suffered or paid by the Purchaser or any member of the Purchaser Group where the cause of such claim arises out of or in connection with the Redundancy Process followed in relation to the Indemnity Employees.

15.8	In relation to the indemnities given in this Clause 15, if the Vendors or any member of the Vendor Group or the Purchaser or any member of the Purchaser Group becomes aware of any matter which might give rise to a claim for an indemnity, the following provisions will apply:

(a)	both parties shall provide to the other on request all such co-operation, assistance and information which may be reasonably relevant to such a claim.

(b)	the party with the benefit of the indemnity (the “Beneficiary”) will as soon as reasonably practicable give written notice to the other party (the “Covenantor”) of the matter in respect of which the indemnity is being claimed (stating in reasonable detail the nature of the matter and, so far as practical, the amount claimed) and will consult the Covenantor with respect to the matter. For the avoidance of doubt, if the matter has become the subject of any proceedings, the Beneficiary will use all reasonable endeavours to give the notice within sufficient time to enable the Covenantor time to contest the proceedings before the deadline for submitting any defence or response in respect of those proceedings.

(c)	The Beneficiary will:

(i)	take action and defend any proceedings and give any information and assistance as the Covenantor, its insurers and advisors may reasonably request to dispute, resist, appeal, settle, defend, remedy or mitigate the matter or enforce against any person (other than the Covenantor) the rights of the Beneficiary or its insurers in relation to the matter;

(ii)	use professional advisors nominated by the Covenantor or its insurers and, if the Covenantor or its insurers so request, allow the Covenantor or its insurers such conduct, which shall include the exclusive conduct, of the matter in each case on the basis that the Covenantor will indemnify the Beneficiary on demand on a continuing basis for all costs incurred as a result of any request or nomination by the party or its insurers; and

(iii)	not admit liability in respect of or settle the matter without the prior written consent of the Covenantor, such consent not to be unreasonably withheld or delayed.

16.	IP

With effect from Completion the Vendors shall assign to the Purchaser, or procure the assignment to the Purchaser of, all of the Transferring Intellectual Property pursuant to the IP Assignments.

17.	VAT

17.1	The amount of the Consideration stated as payable by the Purchaser under this Agreement is exclusive of any VAT that may be applicable. If a Vendor is required to account to the relevant Tax Authority for any VAT that is chargeable on the sale of the Assets under this Agreement, such Vendor shall promptly (and in any event on or before 30 June 2017) issue an appropriate VAT invoice to the Purchaser in respect of such VAT. The Purchaser will account for VAT in respect of any supply from AMPI where it is require by law to do so, including under any reverse charge process.

17.2	In the event that a Vendor is required to account to the relevant Tax Authority for any VAT that is chargeable on the sale of the Assets under this Agreement, the Purchaser shall pay to such Vendor an amount in respect of such VAT on the later of:

(a)	the date falling ten (10) Business days following receipt of a proper VAT invoice from such Vendor pursuant to Clause 17.1; and

(b)	the date falling ten (10) Business Days before the last day on which a payment of such VAT may be made by such Vendor to the relevant Tax Authority without incurring any liability to interest and/or penalties.

17.3	If the Purchaser pays an amount in respect of VAT to a Vendor under this Clause 17 and it is subsequently determined in writing by the relevant Tax Authority that all or part of such VAT was not properly chargeable, the relevant Vendor shall:

(a)	if the relevant Vendor has not yet accounted for such VAT to the relevant Tax Authority, promptly repay an amount in respect of such VAT to the Purchaser; or

(b)	if the relevant Vendor has accounted for such VAT to the relevant Tax Authority:

(i)	apply as soon as reasonably possible to the relevant Tax Authority for a refund or credit of such VAT; and

(ii)	following receipt by or credit to the relevant Vendor of such VAT from the relevant Tax Authority, promptly repay an amount in respect of such VAT to the Purchaser (together with any interest payable by the relevant Tax Authority in respect of such amount).

Such payment shall be treated as a reduction in the Consideration payable for the Assets or a part thereof.

18.	CONFIDENTIALITY AND ANNOUNCEMENTS

18.1	Subject to Clause 18.2 and Clause 18.5, each party:

(a)	shall treat as strictly confidential:

(i)	the provisions of this Agreement and the other Transaction Documents and the process of their negotiation;

(ii)	in the case of the Vendors, any information received or held by the Vendors or any of their Representatives which relates to the Purchaser Group or, following Completion, the Assets including the Customer Information; and

(iii)	in the case of the Purchaser, any information received or held by the Purchaser or any of its Representatives which relates to the Vendor Group or the Business including the Customer Information and any other information in relation to the Business, provided that, following Completion, this provision shall not apply to any information received or held by the Purchaser or its Representatives which relates exclusively to the Assets,

(together “Confidential Information”); and

(b)	shall not, except with the prior written consent of the other party (which shall not be unreasonably withheld or delayed), make use of (save for the purposes of performing its obligations under this Agreement) or disclose to any person (other than its Representatives in accordance with Clause 18.3) any Confidential Information.

18.2	Clause 18.1 shall not apply if and to the extent that the party using or disclosing Confidential Information can demonstrate that:

(a)	such disclosure is required by Law or by any stock exchange or any supervisory, regulatory, governmental or anti-trust body (including, for the avoidance of doubt, any Tax Authority) having applicable jurisdiction;

(b)	such disclosure is required in order to facilitate any assignment or proposed assignment of the whole or any part of the rights or benefits under this Agreement which is permitted by Clause 25;

(c)	the Confidential Information concerned has become publicly available other than through its fault (or that of its Representatives) or the fault of any person to whom such Confidential Information has been disclosed in accordance with subclause (e) of this Clause 18.2;

(d)	such Confidential Information has been lawfully disclosed to the relevant party by a third party, provided such relevant party was not aware of any obligation of confidence such third party had to any other person;

(e)	such disclosure is to its professional advisers and Affiliates in relation to the negotiation, entry into or performance of this Agreement or any matter arising out of the same (provided that such persons are required to treat such information as confidential); or

(f)	such disclosure is required to facilitate the obtaining of any consents required for the transfer or assignment of any of the Assets to the Purchaser.

18.3	For the avoidance of doubt, the Vendors shall not be in breach of their obligations under this Clause 18 as a result of any reporter, writer, editor, or researcher who either works for, or is providing services to, any member of the Vendor Group obtaining, using or disseminating Confidential Information in the course of newsgathering or newsreporting, provided such reporter, writer, editor, or researcher did not obtain any Confidential Information from an employee or director of the Vendor Group. A sworn affidavit from any such reporter, writer, editor, or researcher confirming they did not obtain any Confidential Information from an employee or director of the Vendor Group shall be sufficient evidence of such fact.

18.4	Each party undertakes that it shall (and shall procure that its Affiliates shall) only disclose Confidential Information to Representatives where it is reasonably required for the purposes of exercising its rights or performing its obligations under this Agreement or the other Transaction Documents and only where the Representatives are informed of the confidential nature of the Confidential Information and the provisions of this Clause 18.

18.5	As soon as practicable after Completion the parties shall procure that a joint announcement of the Transaction is made to the suppliers of the Business in such form as they may agree.

18.6	Subject to Clause 18.5, no party shall make any announcement (including any communication to the public, to any customers suppliers or employees of any member of the Vendor Group) concerning the subject matter of this Agreement without the prior written consent of the other (which shall not be unreasonably withheld or delayed).

18.7	The provisions of this Clause 18 shall survive termination, lapse or Completion, as the case may be, and shall continue for a period of five years from the date of this Agreement.

19.	TERMINATION

19.1	Where:

(a)	a Vendor is in breach of any of its obligations under Clause 5 or Schedule 1 and such breach or breaches taken together would give rise to a Material Adverse Effect provided that, if any such breach or breaches are capable of being cured, such Vendor has first been afforded the opportunity to try to remedy such breach or breaches prior to Completion to the Purchaser’s reasonable satisfaction and the breach or breaches remain uncured;

(b)	a Vendor is in breach of any of the Warranties as given at the date of this Agreement and such breach or breaches taken together would give rise to a Material Adverse Effect;

(c)	a Vendor is in breach of any of its obligations under Clause 6.2(a) or Schedule 2; or

(d)	there would be, if Completion were to occur, a breach of one or more of the Warranties as repeated immediately before Completion under Clause 8.2 and such breach would give rise to a Material Adverse Effect, the Purchaser may at any time at or prior to Completion (in addition to and without prejudice to any other rights and remedies it may have) serve written notice on AMPI terminating this Agreement without liability on its part, in which case this Agreement shall cease to have effect immediately except for the provisions of Clauses 1, 18.1, 22 and 24 to 32 and any rights or liabilities that have accrued prior to termination under this Agreement.

19.2	Where:

(a)	the Purchaser is in breach of any of its obligations under Clause 6.2(b) or Schedule 2; or

(b)	Completion has not occurred by 12 June 2017 as a result of a breach by the Purchaser of its obligations under Clause 6.2(b) or Schedule 2 and the Completion Date has not been deferred or otherwise extended in accordance with Clause 6, the Vendors may at any time at or prior to Completion (in addition to and without prejudice to any other rights and remedies it may have) serve written notice on the Purchaser terminating this Agreement without liability on their part, in which case this Agreement shall cease to have effect immediately except for the provisions of Clauses 1, 18.1, 22 and 24 to 32 and any rights or liabilities that have accrued prior to termination under this Agreement.

20.	FURTHER ASSURANCE

Each of the Purchaser, Farfetch.com and the Vendors shall, and the Vendors shall procure that each Relevant Affiliate shall, at its own cost, promptly execute and deliver all such documents and do all such things and provide all such information and assistance, as the Vendors or Purchaser, as applicable, may from time to time reasonably require for the purpose of giving full effect to the provisions of this Agreement and to secure for the Purchaser and the Vendors (as applicable) the full benefit of the rights, powers and remedies conferred upon it under this Agreement.

21.	ENTIRE AGREEMENT AND REMEDIES

21.1	This Agreement and the other Transaction Documents together set out the entire agreement between the parties relating to the sale and purchase of the Assets and, save to the extent expressly set out in this Agreement or any other Transaction Document, supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto.

21.2	Each party acknowledges and agrees that it is not entering into this Agreement on the basis of, and is not relying and has not relied on, any statement or representation (whether negligent or innocent) or warranty or other provision (in any case whether oral, written, express or implied) made, given or agreed to by any person (whether a party to this Agreement or not) except those expressly repeated or referred to in this Agreement or the Disclosure Letter and the only remedy or remedies available to the Purchaser in respect of any misrepresentation or untrue statement made to it shall be a claim for breach of contract under this Agreement. This Clause shall not exclude any liability for or remedy in respect of fraudulent misrepresentation.

21.3	If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the parties to this Agreement and as between any members of the Vendor Group and any members of the Purchaser Group) unless:

(a)	such other agreement expressly states that it overrides this Agreement in the relevant respect; and

(b)	such members of the Vendor Group and such members of the Purchaser Group are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

21.4	The rights, powers, privileges and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers, privileges or remedies provided by Law.

21.5	Any damages claim by the Purchaser under this Agreement which is agreed between the Vendors and the Purchaser or settled by any Authority on terms that require any payment to be made to the Purchaser shall, be satisfied by way of:

(a)	cash payment by electronic transfer in immediately available funds to the Purchaser’s Bank Account; or

(b)	if agreed to by the Purchaser and AMPI, the transfer for nil or $1 consideration (in Farfetch.com’s sole discretion) of such number (round up to the nearest whole number) of Ordinary Shares as, based on the most recent Valuation Event, have a value equal to the agreed or settled claim, provided the number of Ordinary Shares shall in no circumstances exceed the Consideration Shares.

21.6	Save as expressly set out in this Agreement, no party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever at any time, whether before or after Completion, and each party waives any rights of rescission or termination it may have.

22.	POST-COMPLETION EFFECT OF AGREEMENT

Notwithstanding Completion:

(a)	each provision of this Agreement and any other Transaction Document not performed at or before Completion but which remains capable of performance;

(b)	the Warranties; and

(c)	all covenants, indemnities and other undertakings and assurances contained in or entered into pursuant to this Agreement or any other Transaction Document,

will remain in full force and effect and, except as otherwise expressly provided, without limit in time.

23.	WAIVER AND VARIATION

23.1	A failure or delay by a party to exercise any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy.

23.2	A waiver of any right or remedy under this Agreement shall only be effective if given in writing and shall not be deemed a waiver of any subsequent breach or default.

23.3	No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to this Agreement. Unless expressly agreed, no variation or amendment shall constitute a general waiver of any provision of this Agreement, nor shall it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment and the rights and obligations under or pursuant to this Agreement shall remain in full force and effect except and only to the extent that they are varied or amended.

24.	INVALIDITY

Where any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Laws of any jurisdiction then such provision shall be deemed to be severed from this Agreement and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the parties under this Agreement and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Agreement.

25.	ASSIGNMENT

25.1	Except as provided in this Clause 25 or as the parties specifically agree in writing, no person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

25.2	Subject to Clause 25.3, the Purchaser may assign the benefit of this Agreement and/or of any other Transaction Document to which it is a party, in whole or in part, to, and it may be enforced by, any member of the Purchaser Group. Any such person to whom an assignment is made under this Clause 25.2 may itself make an assignment to any member of the Purchaser Group as if it were the Purchaser under this Clause 25.2.

25.3	Any assignment made pursuant to this Clause 25 shall be on the basis that:

(a)	the Vendors may discharge their obligations under this Agreement to the assignor until AMPI receives notice of the assignment;

(b)	the liability of the Vendors to any assignee shall not be greater than its liability to the Purchaser; and

(c)	the Purchaser will remain liable for any obligations under this Agreement.

26.	PAYMENTS, SET OFF AND DEFAULT INTEREST

26.1	Any payment to be made pursuant to this Agreement by the Purchaser to the Vendors shall be made to the Vendors’ Bank Account and any payment to be made pursuant to this Agreement by a Vendor to the Purchaser shall be made to the Purchaser’s Bank Account, in each case by way of electronic transfer in immediately available funds on or before the due date for payment. Receipt of such sum in such account on or before the due date for payment shall be a good discharge by the payor of its obligation to make such payment.

26.2	Where any payment is made in satisfaction of a liability arising under this Agreement it shall be an adjustment to the Consideration.

26.3	All payments made by any party to this Agreement under this Agreement, or any of the other Transaction Documents, shall be made free from any set-off, counterclaim or other deduction or withholding of any nature whatsoever, except for deductions or withholdings required to be made by Law. If any deductions or withholdings are required by Law to be made from any such payments, the amount of the payment (save for any payment or part payment of the Consideration) shall be increased by such amount as will, after the deduction or withholding has been made, leave the recipient of the payment with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

26.4	Where the Vendors or the Purchaser default in the payment when due of any damages or other sum payable by virtue of this Agreement or any other Transaction Documents the liability of the Vendors or the Purchaser (as the case may be) shall be increased to include an amount equal to interest on such sum from the date when payment is due to the date of actual payment (both before and after judgment) at that annual rate which is 2% per annum above the base lending rate of HSBC Bank plc from time to time in effect during such period. Such interest shall accrue from day to day and be compounded quarterly and shall be payable without prejudice to any other remedy available to the Vendors or the Purchaser (as the case may be) in respect of such default.

27.	NOTICES

27.1	Any notice or other communication given under this Agreement or in connection with the matters contemplated herein shall, except where otherwise specifically provided, be in writing in the English language, addressed as provided in Clause 27.2 and served:

(a)	by leaving it at the relevant address in which case it shall be deemed to have been given upon delivery to that address;

(b)	by first-class post if delivered to an address within the UK, in which case it shall be deemed to have been given two Business Days after posting;

(c)	by airmail if delivered to an address outside the UK, in which case it shall be deemed to have been given five Business Days after posting;

(d)	by facsimile, in which case it shall be deemed to have been given when despatched subject to confirmation of uninterrupted transmission by a transmission report; or

(e)	by e-mail, in which case it shall be deemed to have been given when despatched subject to confirmation of delivery by a delivery receipt,

provided that, in the case of sub-clauses (b) to (e) inclusive above, any notice despatched outside Working Hours shall be deemed given at the start of the next period of Working Hours.

27.2	Notices under this Agreement shall be sent for the attention of the person and to the address, fax number or e-mail address, subject to Clause 27.3, as set out below:

For the Vendors:

Name:	Advance Magazine Publishers Inc.

For the attention of:	David Geithner, Chief Financial Officer, Condé Nast

Address:	One World Trade Center, 42rd Floor, New York, NY 10007, United States of America

Fax number:	#-###-###-####

E-mail address:	#####_########@condenast.com

with a copy to:

Name:	Sabin, Bermant & Gould LLP

For the attention of:	Jack S. Yeh, Esq.

Address:	One World Trade Center, 44th Floor, New York, NY 10007, United States of America

Fax number:	#-###-###-####

E-mail address:	####@sabinfirm.com

For the Purchaser and Farfetch.com:

Name:	Farfetch UK Limited

For the attention of:	Elliot Jordan, Chief Financial Officer, Farfetch

Address:	The Bower, 4th Floor, 211 Old Street, London, EC1V 9NR, United Kingdom

E-mail address:	######.######@farfetch.com

with a copies to:

Name:	Farfetch UK Limited

For the attention of:	Group Legal

Address:	The Bower, 4th Floor, 211 Old Street, London, EC1V 9NR, United Kingdom

E-mail address:	#####.####@farfetch.com

And

Name:	Latham & Watkins (London) LLP

For the attention of:	Ed Barnett

Address:	99 Bishopsgate, London, EC2m 3XF, United Kingdom

Fax number:	+## ## ########

E-mail address:	######.#######@lw.com

27.3	Any party to this Agreement may notify the other party of any change to its address or other details specified in Clause 27.2 provided that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later.

28.	COSTS

Except as otherwise provided in this Agreement, each party shall bear its own costs arising out of or in connection with the preparation, negotiation and implementation of this Agreement and all other Transaction Documents.

29.	RIGHTS OF THIRD PARTIES

29.1	The specified third party beneficiaries of the undertakings referred to in Clause 12.1 shall, in each case, have the right to enforce the relevant terms by reason of the Contracts (Rights of Third parties) Act 1999.

29.2	Except as provided in Clause 29.1, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third parties) Act 1999 to enforce any of its terms.

29.3	Each party represents to the other that their respective rights to terminate, rescind or agree any amendment, variation, waiver or settlement under this Agreement are not subject to the consent of any person that is not a party to this Agreement.

30.	COUNTERPARTS

30.1	This Agreement may be executed in any number of counterparts. Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute but one and the same instrument and no counterpart shall be effective until each party has executed at least one counterpart.

30.2	Transmission of an executed counterpart of this Agreement (but for the avoidance of doubt not just a signature page) by email (in PDF, JPEG or other agreed electronic format) shall, upon confirmation of its release by or on behalf of the party which executed such counterpart, take effect as delivery of an executed counterpart of this Agreement.

31.	GOVERNING LAW AND JURISDICTION

31.1	This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the Laws of England and Wales.

31.2	The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

31.3	For the purposes of this Clause, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

32.	PROCESS AGENT

Without prejudice to any other permitted mode of service, the parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding in England or Wales arising out of or in any way relating to this Agreement shall be duly served upon the Vendors if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to Condé Nast Publications Ltd, Attention: Jason Miles, Vogue House, 1 Hanover Square, London W1S 1JU, or such other person and address in England or Wales as AMPI shall notify all the other parties in writing from time to time, whether or not such claim form, notice or other document is forwarded to the relevant Vendor or received by the relevant Vendor.

SCHEDULE 1

PRE-COMPLETION OBLIGATIONS

1.	VENDORS’ OBLIGATIONS

1.1	Except as otherwise expressly permitted under this Agreement or with the prior written consent of the Purchaser, the Vendors shall from the date of this Agreement until Completion:

(a)	take all reasonable steps to preserve and protect the Assets, including the Vendors’ existing relationships with suppliers; and

(b)	procure that no member of the Vendor Group shall:

(i)	create, grant or issue any Encumbrance over any of the Assets;

(ii)	dispose of any material Asset or any interest therein, except Stock in the ordinary and usual course of business on normal arm’s length terms;

(iii)	take any action, or makes any omission, which is reasonably likely to decrease the value of any of the Assets;

(iv)	assign, license or sub-license, charge, attempt to dispose of, allow to lapse or otherwise fail to maintain, any of the Transferring Intellectual Property;

(v)	take any action or make any omission which is inconsistent with the provisions of this Agreement or the implementation of the Transaction, or which is or is reasonably likely to constitute or cause or give rise to a breach of any of the Warranties as repeated immediately before Completion under Clause 8.2; or

(vi)	enter into any agreement or arrangement (whether in writing or otherwise) to do any of the foregoing or allow or permit any of the foregoing.

1.2	If at any time prior to or at Completion a Vendor or any member of the Vendor Group becomes aware that any of the matters set out in Clause 19.1(a)-(d) has occurred, or there is a reasonable expectation that any of the matters set out in Clause 19.1(a)-(d) might occur, the Vendors shall immediately:

(a)	notify the Purchaser in sufficient detail to enable the Purchaser to make an accurate assessment of the situation (and, for the avoidance of doubt, the delivery of such notice shall not limit or otherwise affect the remedies available to the Purchaser); and

(b)	if requested by the Purchaser, use its best endeavours to procure that the notified occurrence is prevented or remedied.

SCHEDULE 2

COMPLETION OBLIGATIONS

1.	VENDORS’ OBLIGATIONS

1.1	At Completion the Vendors shall:

(a)	deliver to the Purchaser or procure the delivery to the Purchaser of:

(i)	save as otherwise expressly provided in this Agreement, all of the Assets which are capable of transfer by delivery with the intent that legal and beneficial title to these Assets shall pass by and upon delivery;

(ii)	all documents, certificates, waivers and consents, duly executed and/or endorsed where required, required to enable title to all of the Assets to pass fully and effectively into the name of the Purchaser (or its nominees) and all deeds and documents of title relating thereto;

(iii)	all authorization codes for the domain names included in the Assets and all other necessary documentation required for such domain names to be transferred to the Purchaser (except that delivery of the foregoing with respect to the Italy Domain shall be on the 30th day following Completion);

(iv)	access credentials to the Social Media Accounts and all other necessary documentation required for such Social Media Accounts to be transferred to the Purchaser;

(v)	all documentation, written correspondence, submissions and other written information in its possession or under its control relating to the oppositions by Times Newspapers Limited and any other party to the transferring trade marks, including correspondence with Times Newspaper Limited and the relevant trade mark authority to enable the Purchaser to take over such proceedings;

(vi)	the duly executed IP Assignments;

(vii)	all certificates of registration and other documentation relating to applications, registrations and ongoing procedures and maintenance in relation to the Transferring Intellectual Property;

(viii)	all records, files, papers and documents in its possession or under its control comprising the Transferring Intellectual Property (other than Editorial Material), Customer Information and Records and, in relation to Editorial Material, such records, files, papers and documents as the Vendors are able to deliver on Completion; and

(ix)	the original of any power of attorney in Agreed Form (if any) under which any document to be delivered to the Purchaser under this paragraph 1 has been executed;

(x)	a letter from Conde Nast International Limited removing Moritz Van Laffert from his office as a director and appointing Jonathan E. Newhouse in his place, together with a consent from Jonathan E. Newhouse to act, in the Agreed Form;

(xi)	a no claims letter from Moritz Van Laffert in the Agreed Form;

(xii)	the duly executed Exit PoAs;

(xiii)	a counterpart of each Transaction Document required to be executed at Completion by a member of the Vendor Group duly executed by such member of the Vendor Group; and

(xiv)	a copy of the resolutions as referred to in paragraph (b) below, duly certified as correct by the company secretary or other appropriate director or officer of the relevant company; and

(b)	procure that board resolutions and resolutions of the shareholders, where required, of the Vendors and each Relevant Affiliate which is a party to a Transaction Documents are passed approving the Transaction and the execution by each of them of the Transaction Documents to which they are a party.

2.	PURCHASER’S OBLIGATIONS

At Completion the Purchaser shall deliver to AMPI:

(a)	a counterpart of each of the Transaction Documents required to be executed by the Purchaser at Completion duly executed by the Purchaser; and

(b)	a copy of a board resolution of the Purchaser approving the Transaction and the execution by the Purchaser of the Transaction Documents and any other documents referred to in this Agreement.

3.	FARFETCH.COM’S OBLIGATIONS

At Completion Farfetch.com shall:

(a)	issue the Consideration Shares to the Vendors as provided in Clause 3.2;

(b)	deliver to AMPI:

(i)	a counterpart of each of the Transaction Documents required to be executed by Farfetch.com at Completion duly executed by Farfetch.com;

(ii)	a copy of a board resolution of Farfetch.com approving the Transaction and the execution by Farfetch.com of the Transaction Documents and any other documents referred to in this Agreement;

(iii)	share certificates in respect of the Consideration Shares;

(iv)	a copy of the Series Preferred Investor Consent (as defined in the articles of association of Farfetch.com) approving the Transaction and the issue by Farfetch.com of the Consideration Shares; and

(v)	a copy of a board resolution of Farfetch.com approving the resignation of Moritz Van Laffert and the appointment of Jonathan E. Newhouse in his place.

SCHEDULE 3

WARRANTIES

1.	CAPACITY AND AUTHORITY

1.1	Each Vendor and each member of the Vendor Group which is a party to this Agreement or any of the other Transaction Documents is validly incorporated, in existence and duly registered under the laws of its country of incorporation.

1.2	Each Vendor and each member of the Vendor Group which is a party to this Agreement or any of the other Transaction Documents has taken all necessary action and has all requisite power and authority to enter into and perform this Agreement and the other Transaction Documents to which it is a party in accordance with their terms.

1.3	This Agreement and the other Transaction Documents constitute (or shall constitute when executed) valid, legal and binding obligations on the Vendors and each member of the Vendor Group which is a party in the terms of this Agreement and such other Transaction Documents.

1.4	The execution and delivery of this Agreement and the other Transaction Documents by the Vendors and each member of the Vendor Group which is a party thereto and the performance of and compliance with its terms and provisions will not conflict with or result in a breach of, or constitute a default under, the constitutional documents of the Vendors, any member of the Vendor Group, any agreement or instrument to which any such person is a party or by which it is bound, or any Law, order or judgment that applies to or binds any such person or any of its property.

1.5	No consent, action, approval or authorisation of, and no registration, declaration, notification or filing with or to, any Authority is required to be obtained, or made, by the Vendors or any other member of the Vendor Group to authorise the execution or performance of this Agreement by such persons.

2.	COMPLIANCE WITH LAW AND DISPUTES

2.1	No Asset is the subject of any investigation or litigation proceeding or, so far as the Vendors are aware, any dispute. No investigation or litigation proceeding is pending or, so far as the Vendors are aware, has been threatened and, so far as the Vendors are aware, there are no circumstances likely to give rise to any dispute, investigation or litigation proceeding.

2.2	No Asset is affected by any existing or pending judgments or rulings.

2.3	None of the Stock, so far as the Vendors are aware:

(a)	is defective or unsafe;

(b)	has been the subject of any voluntary or mandatory recall or product warning; or

(c)	does not comply with all Laws, regulations and standards applicable to such products.

3.	CONTRACTS

True and complete copies of all of the contracts used exclusively in connection with the Business, other than the Excluded Contracts, are included in the Disclosure Documents.

4.	INSOLVENCY

4.1	Neither Vendor nor any of their Relevant Affiliates:

(a)	is insolvent or unable to pay its debts within the meaning of the Insolvency Act 1986 or any other insolvency legislation applicable to the company concerned; or

(b)	has stopped paying its debts as they fall due.

4.2	No step has been taken to initiate any process by or under which:

(a)	the ability of the creditors of any Vendor to take any action to enforce their debts is suspended, restricted or prevented;

(b)	some or all of the creditors of any Vendor accept, by agreement or in pursuance of a court order, an amount less than the respective sums owing to them in satisfaction of those sums with a view to preventing the dissolution of such entity;

(c)	a person is appointed to manage the affairs, business and assets of any Vendor on behalf of its creditors; or

(d)	the holder of an Encumbrance over the assets of any Vendor is appointed to control its business and assets.

4.3	In relation to the Vendors:

(a)	no administrator has been appointed;

(b)	no documents have been filed with the court for the appointment of an administrator; and

(c)	no notice of an intention to appoint an administrator has been given by the relevant company, its directors or by a qualifying floating charge holder.

4.4	No process has been initiated which could lead to the Vendor Group being dissolved and its assets being distributed among the relevant company’s creditors, shareholders or other contributors.

4.5	No floating charge created by the Vendor Group has crystallised and, so far as the Vendors are aware, there are no circumstances likely to cause such a floating charge to crystallise.

4.6	No distress, execution or other process has been levied on any of the Assets.

5.	EFFECT OF SALE

Neither the acquisition of the Assets by the Purchaser nor compliance with the terms of this Agreement will result in the creation, imposition, crystallisation or enforcement of any Encumbrance on any of the Assets.

6.	ASSETS

6.1	Each of the Assets (including any Editorial Material included in the Assets) is legally and beneficially owned by the relevant Vendor or any of their respective Representatives, and each of the Assets capable of possession is in the possession and control of the relevant Vendor and is situated in the United Kingdom.

6.2	The identity and location of each tangible Asset at Completion is set out in the Disclosure Letter. Each such Asset is clearly identified as the property of a Vendor.

6.3	The Assets (including any Editorial Material included in the Assets) are free from all Encumbrances and there is no agreement or commitment to give or create any Encumbrance over or affecting the Assets and no claim has been made by any person to be entitled to any such Encumbrance.

6.4	All consents, approvals, authorisations and waivers of third parties which are required for the transfer of the Assets to the Purchaser have been obtained in writing and have been supplied to the Purchaser.

6.5	Each of the Assets has been and is being used exclusively in the Business.

6.6	No Vendor has agreed to acquire any Asset on terms that ownership does not pass until full payment is made.

6.7	None of the Assets is the subject of any lease, lease hire agreement, hire purchase agreement or agreement for payment on deferred terms or is the subject of any licence or factoring arrangement.

7.	STOCK

The Stock held by or on behalf of the Vendors is in good and undamaged condition.

8.	INTELLECTUAL PROPERTY

8.1	Intellectual Property – General

A copy of all Customer Information is in the possession of the Vendors.

8.2	Intellectual Property - Ownership

(a)	Schedule 7 contains a complete and accurate list of all of the:

(i)	registered Transferring Intellectual Property, including complete and accurate details of the registered proprietor or applicant, registration date, number and any deadlines for renewal (the “Registered IP”); and

(ii)	material unregistered Transferring Intellectual Property excluding the Transferring Databases and Editorial Material.

(b)	In respect of the Transferring Intellectual Property:

(i)	it is wholly owned (legally and beneficially) by the Vendors, free from Encumbrances and there is no agreement or commitment to give or create any Encumbrance over or affecting the Transferring Intellectual Property and no claim has been made by any person to be entitled to any such Encumbrance;

(ii)	it is not subject to any agreement that restricts its use, disclosure, licensing or transfer;

(iii)	so far as the Vendors are aware, there have been no acts or omissions by a Vendor that would prejudice the enforcement of the Transferring Intellectual Property by the Purchaser after Completion, including acquiescence by a Vendor in any unauthorised use by third parties; and

(iv)	no Vendor has received written notification from a third party challenging or opposing, or written advice from an in-house or external counsel expressing doubt on, the scope, validity or enforceability of the Transferring Intellectual Property.

(c)	Each officer, employee, contractor or consultant of the Vendor Group that has undertaken work (whether wholly or partly) in connection with the creation of Transferring Intellectual Property has entered into a contract under which they are obliged to disclose and assign to a member of the Vendor Group any Intellectual Property in the Transferring Intellectual Property on terms whereby the Intellectual Property arising from the same vests in such member of the Vendor Group absolutely (provided the foregoing warranty is not made with respect to any Editorial Material in the Transferring Intellectual Property).

(d)	As at Completion, none of the following persons will own or be entitled to the ownership of any Transferring Intellectual Property:

(i)	any Vendor Group entity;

(ii)	employees, consultants, contractors, agents, subcontractors or officers of the Vendors or any Vendor Group entity; or

(iii)	former employees, consultants, contractors, agents, subcontractors or officers of the Vendors or any Vendor Group entity.

(e)	So far as the Vendors are aware, no person or entity other than the Vendors has a copy of the Customer Information included in the Assets.

8.3	Intellectual Property – Validity

In respect of the Registered IP:

(a)	all registry deadlines for payment of fees and registrations of transactions have been met;

(b)	in the case of registrations, no written notice or allegation has been received by the Vendor Group concerning the removal, amendment, challenge or surrender of the registrations, and the Vendors are not aware of any potential grounds for the same; and

(c)	in the case of applications, there are no oppositions nor so far as the Vendors are aware, anything else that would prevent the applications from being granted.

8.4	Intellectual Property – Infringement

(a)	So far as the Vendors are aware:

(i)	the activities of the Vendor Group in relation to the Business have not infringed or misappropriated, or do not infringe or misuse, the Intellectual Property (including Confidential Information) of any third party; and

(ii)	no Transferring Intellectual Property has been infringed or misappropriated, or is being infringed or misappropriated, by a third party and none of the Transferring Intellectual Property is the subject of a dispute, attack, opposition, entitlement action or challenge.

(b)	There are no injunctions, undertakings, orders, agreements or arrangements which restrict the use by any Vendor or any of its Affiliates of any of the Transferring Intellectual Property.

(c)	No third party has been authorised to use the Transferring Intellectual Property.

(d)	No written notice or allegation has been received by the Vendor Group that use of the Transferring Intellectual Property by any member of the Vendor Group is, or may be, infringing or misappropriating any third party Intellectual Property or has otherwise challenged the validity or ownership of any of the Transferring Intellectual Property.

(e)	No member of the Vendor Group has notified any third party in writing or otherwise alleged in writing that the third party is, or may be, infringing or misappropriating any Transferring Intellectual Property.

(f)	No person has asserted in writing to any member of the Vendor Group moral rights (or similar rights) in respect of any Transferring Intellectual Property and, so far as the Vendors are aware, no member of the Vendor Group has breached any moral right of any third party in respect of the Transferring Intellectual Property.

9.	DATA PROTECTION

9.1	The Transferring Databases are all located inside the European Economic Area.

9.2	The Vendors and their Relevant Affiliates have at all times operated appropriate technical and organisational measures to ensure against the unlawful processing of Personal Data and against unauthorised access of Personal Data, or against accidental loss or destruction of, or damage to, Personal Data held by any Vendor and its Relevant Affiliates in the Transferring Databases.

9.3	All Personal Data processed by any Vendor and stored in the Transferring Databases has been collected fairly and lawfully (including through the provision of information notices) and has been used legitimately in the course of business in the Business prior to the Completion Date without breaching any Data Protection Laws or any contractual arrangements.

9.4	Where the Vendors have received requests from Data Subjects to opt-out of email marketing relating to the Business, the Vendors have removed those Data Subjects from the Transferring Databases to be disclosed to the Purchaser.

9.5	There are no unsatisfied access requests received in respect of Personal Data held in the Transferring Databases or any outstanding applications received for rectification or erasure of Personal Data by Data Subjects.

10.	DATABASES

10.1	So far as the Vendors are aware, no person or entity other than the Vendors and their Relevant Affiliates has a copy of any Transferring Databases.

10.2	All Transferring Databases are accurate and, so far as the Vendors are aware, have not suffered any loss or corruption (through a software virus or otherwise).

10.3	The Transferring Databases have not, so far as the Vendors are aware, been accessed by any unauthorised person.

10.4	The list disclosed in the Data Room titled “Email database 26052017.xlsx” comprises all the Customer Information other than transactional history.

11.	EMPLOYEES

The Disclosure Documents include, in respect of the Employees, anonymised details of the name of employer, the position held, department and, where applicable, division.

12.	TAX

12.1	The Vendors have complied in all material respects with all statutory provisions, rules, regulations, orders and directions in relation to the Assets concerning any Taxes, including the making on time of accurate returns and payments and the proper maintenance and preservation of records.

12.2	No Vendor is involved in any dispute with any Tax Authority, and is not so far as it is aware the subject of any enquiry by any Tax Authority, which may affect the Assets.

12.3	All documents under which a Vendor derives title to any of the Assets and which attract stamp duty have been duly stamped and are in the possession of that Vendor or under its control.

SCHEDULE 4

LIMITATIONS ON VENDORS’ LIABILITY

1.	FINANCIAL LIMITS ON CLAIMS

1.1	The aggregate liability of the Vendors in respect of all Claims shall not exceed the Consideration.

1.2	The Vendors shall not be liable in respect of any single Claim unless the amount of the liability pursuant to that Claim would (but for this paragraph 1.2) exceed $12,500 (and, for these purposes, Claims arising out of the same or similar subject matter, facts, events or circumstances shall be aggregated to form a single Claim).

1.3	The Vendors shall not be liable in respect of any single Claim unless the aggregate amount of the liability of the Vendors for all Claims (other than Claims excluded by paragraph 1.2) would exceed $125,000, in which case the Vendors shall be liable for the entire amount of such Claim and not merely the excess.

2.	TIME LIMITS ON CLAIMS

2.1	The Vendors shall not be liable in respect of any Claim unless the Purchaser has given notice in writing of such Claim to AMPI:

(a)	in the case of a claim made under the Tax Warranties, within the period of four (4) years beginning with the Completion Date; and

(b)	in any other case, within the period of eighteen (18) months beginning with the Completion Date.

2.2	The notice referred to in paragraph 2.1 shall include a summary of the nature of the Claim as far as it is known to the Purchaser and the amount claimed.

2.3	For the avoidance of doubt, the Purchaser may give notice of any single Claim in accordance with paragraph 2, whether or not the amount set out in paragraph 1.3 has been exceeded at the time the notice is given.

3.	LIMITATIONS IN RELATION TO SPECIFIC WARRANTIES

The provisions of paragraphs 1 and 2 above shall not apply in respect of any Claim for breach of the Warranties set out in paragraphs 1.1 to 1.4 and 6.1 of Schedule 3.

4.	CONTINGENT LIABILITIES

The Vendors shall not be liable in respect of any contingent liability in relation to any Claim unless and until such contingent liability becomes an actual liability and is due and payable. This is without prejudice to the right of the Purchaser to give notice of the relevant Claim in accordance with paragraph 2 and to issue and serve proceedings in respect of it before such time and the fact that the liability may not have become an actual liability by the date provided in paragraph 2 shall not exonerate the Vendors in respect of any Claim properly notified before that date.

5.	NO DUPLICATION OF RECOVERY

The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same Loss, regardless of whether more than one claim arises in respect of it.

6.	VENDORS’ ACCESS

In the event of a Claim, the Purchaser shall, subject to the Vendors giving such undertakings as to confidentiality as the Purchaser may reasonably require, procure that the Vendors and their respective Representatives are provided, upon reasonable notice and during Working Hours, access to such information, records, premises and personnel of the relevant member of the Purchaser Group as the Vendors may reasonably require (not being any which would otherwise be subject to legal privilege) to investigate, avoid, remedy, dispute, resist, appeal, compromise or contest such Claim.

7.	FRAUD AND WILFUL MISCONDUCT

The provisions of paragraphs 1 and 2 of this Schedule shall not apply in respect of a Claim if it is (or the delay in the discovery of which is) the consequence of fraud, wilful misconduct or wilful concealment by a Vendor or any member of the Vendor Group or any of their present or former directors, officers or employees.

8.	MITIGATION

Nothing in this Agreement shall relieve the Purchaser of its common law duty to mitigate its loss.

9.	PRIOR RECEIPT

If a Vendor pays an amount in discharge of any Claim and the Purchaser subsequently recovers from a third party a sum which is referable to the subject matter of the Claim and which would not otherwise have been received by the Purchaser, the Purchaser shall pay an amount equal to the lesser of:

(a)	the sum recovered from the third party in respect of the Claim less any costs and expenses incurred in obtaining such recovery; or

(b)	the amount previously paid by that Vendor to the Purchaser in discharge of the Claim.

10.	THIRD PARTY CLAIMS

10.1	If the Purchaser becomes aware after Completion of any claim by any relevant third party which is likely to give rise to a Claim (a “Third Party Claim”), the Purchaser shall have conduct of the Third Party Claim but shall, as soon as is reasonably practicable after the Purchaser becoming so aware, give notice in writing of the Third Party Claim to AMPI setting out such information as is then available to the Purchaser so AMPI may assess the basis and prospects of the Third Party Claim.

10.2	The Purchaser shall keep AMPI promptly informed of any material progress in settling any Third Party Claim, and shall procure that copies of all material correspondence pertaining to such claim are sent to AMPI as soon as reasonably practicable.

11.	GENERAL EXCLUSIONS

11.1	The Vendors shall have no liability in respect of any Claim to the extent that the fact, matter or circumstance giving rise to such Claim:

(a)	would not have arisen but for any act, omission or transaction of the Purchaser or any member of the Purchaser Group after Completion; or

(b)	would not have arisen but for the passing of, or any change in, after the date of this Agreement, any law, rule, regulation or administrative practice of any government, governmental department, agency or regulatory body including (without prejudice to the generality of the foregoing) any increase in the rates of Taxation or any imposition of Taxation or any withdrawal of relief from Taxation not actually (or prospectively) in effect at the date of this Agreement.

SCHEDULE 5

[NOT USED]

SCHEDULE 6

STOCK

SCHEDULE 7

INTELLECTUAL PROPERTY

1.	REGISTERED INTELLECTUAL PROPERTY

1.1	Trade Marks

Country Name	Trademark Name	Application Number	Registration Number
Italy		C005956/2000	1346338
Russian Federation	STYLE.COM	2000710057	274626
China (People’s Republic)	STYLE.COM	2000065839	1679667
China (People’s Republic)	STYLE.COM	2000065841	1671855
China (People’s Republic)	STYLE.COM	2000065840	1731723
China (People’s Republic)	STYLE.COM	10309472	10309472
China (People’s Republic)	STYLE.COM	10309471	10309471
China (People’s Republic)	STYLE.COM	10309470	10309470
Brazil	STYLE.COM	840767790	840767790
Brazil	STYLE.COM	840767757	840767757
Brazil	STYLE.COM	840767811	840767811
Canada	STYLE.COM	1731712
France		013083701	013083701
Canada		1155956	650359
Australia		845915	845915
European Union (Community)		11869419	011869419
European Union (Community)		014285019
European Union (Community)	STYLECLOUD	013641618	013641618
United Kingdom		3114529
United Kingdom	STYLECLOUD	UK00003089604	UK00003089604
Saudi Arabia	STYLE.COM	143412475
United Arab Emirates	STYLE.COM/ARABIA	195357	195357
Indonesia	STYLE.COM/INDONESIA	J002014002291
Indonesia	STYLE.COM/INDONESIA	J002014002303
Indonesia	STYLE.COM/INDONESIA	D002014002311
United States of America	STYLE.COM/PRINT	85/475050	4168003
United States of America	STYLECLOUD	86/500539
EU		15484348

Country Name	Trademark Name	Application Number	Registration Number
India	STYLE.COM	2987238
UK	STYLEDOTCOM	3191849
EU		2003434/10	009096165

1.2	Domain Names

Domain Name	Country	Registration Date	Registry Expiry Date	Paid Until Date
style.bh	BAHRAIN	03-Jul-2012	03-Jul-2017	03-Jul-2017
style.bo	BOLIVIA	02-Oct-2007	02-Oct-2017	02-Oct-2017
style.co.hu	HUNGARY	16-Aug-2007	31-Jan-2018	31-Jan-2018
style.co.om	OMAN	02-Jul-2012	17-Jul-2017	17-Jul-2017
style.co.uk	UNITED KINGDOM	01-Aug-1996	11-Feb-2018	11-Feb-2018
style.com	gTLD	20-Mar-1995	21-Mar-2018	21-Mar-2018
style.com.bo	BOLIVIA	02-Oct-2007	02-Oct-2017	02-Oct-2017
style.com.ec	ECUADOR	09-Aug-2007	09-Aug-2017	09-Aug-2017
style.com.es	SPAIN	05-Aug-2006	05-Aug-2017	05-Aug-2017
style.com.om	OMAN	02-Jul-2012	17-Jul-2017	17-Jul-2017
style.com.pe	PERU	21-Sep-2007	20-Sep-2017	20-Sep-2017
style.com.pr	PUERTO RICO	17-Aug-2007	17-Aug-2017	17-Aug-2017
style.com.pt	PORTUGAL	31-Jul-2006	30-Jun-2018	30-Jun-2019
style.com.py	PARAGUAY	02-Dec-2008	25-Dec-2017	25-Dec-2018
style.com.sg	SINGAPORE	27-Jul-2006	27-Jul-2017	27-Jul-2017
style.de	GERMANY	11-May-2012	11-May-2018	11-May-2019
style.eu	EUROPEAN UNION	24-Apr-2006	18-Jun-2017	18-Jun-2017
style.it	ITALY	16-Mar-1999	10-Dec-2017	10-Dec-2018
style.jobs	gTLD	15-Sep-2005	15-Sep-2017	15-Sep-2017
style.lu	LUXEMBOURG	13-Aug-2007	08-Aug-2017	08-Aug-2017
style.pr	PUERTO RICO	10-Aug-2007	10-Aug-2017	10-Aug-2017
style.ru	RUSSIAN FEDERATION	06-Oct-1997	01-Nov-2017	01-Nov-2017

2.	MATERIAL UNREGISTERED INTELLECTUAL PROPERTY

The mark “STYLE.COM”

This Agreement has been entered into on the date stated at the beginning of it.

The Vendors

Signed by David Geithner, for and on behalf of ADVANCE MAGAZINE PUBLISHERS INC.	/s/ David Geithner

Position: Vice President

Signed by Jonathan E. Newhouse, for and on behalf of CN COMMERCE LTD	/s/ Jonathan Newhouse

Director

[Signature page to asset purchase agreement]

The Purchaser

Signed by José Manuel Ferreira Neves, for and on behalf of FARFETCH UK LIMITED	/s/ José Neves

Director

Farfetch.com

Signed by José Manuel Ferreira Neves, for and on behalf of FARFETCH.COM LIMITED	/s/ José Neves

Director

[Signature page to asset purchase agreement]